SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 22, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

3Q23 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2023

Buenos Aires, Argentina, November 22, 2023 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2023 (“3Q23”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2022 and 2023 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2023.

Summary

●  The Bank’s net income totaled Ps.7.5 billion in 3Q23. This result was 87% lower than the Ps.59.5 billion posted in 2Q23 and 65% lower than the Ps.21.2 billion posted in 3Q22. In 3Q23, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 11.3% and 2.8%, respectively.

● In 3Q23 Operating Income (before G&A and personnel expenses) totaled Ps.356.5 billion, Ps.364 million higher than in 2Q23 and 23% or Ps.66.7 billion higher than the same period of last year.

● In 3Q23 Operating Income (after G&A and personnel expenses) totaled Ps.235 billion, 1% or Ps.1.7 billion higher than in 2Q23 and 31% or Ps.56.1 billion higher than the same period of last year.

●  In 3Q23, Banco Macro’s total financing decreased 4% or Ps.50.8 billion quarter over quarter (“QoQ”) totaling Ps.1.2 trillion and decreased 5% or Ps.57.8 billion year over year (“YoY”).

●  In 3Q23, Banco Macro’s total deposits decreased 22% or Ps.556.2 billion QoQ and decreased 25% or Ps.670.1 billion YoY, totaling Ps.2 trillion and representing 74% of the Bank’s total liabilities. Private sector deposits decreased 23% or Ps.554.8 billion QoQ.

● Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.788.3 billion, 37.9% regulatory capital ratio – Basel III and 34.8 % Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 99% of its total deposits in 3Q23.

●  In 3Q23, the Bank’s non-performing to total financing ratio was 1.39% and the coverage ratio remained stable at 133.93%.

●  As of 3Q23, through its 461 branches and 7.765 employees Banco Macro serves 4.8 million retail customers (1.9 million digital customers) across 23 of the 24 Provinces in Argentina and over 131,500 corporate customers.

IR Contacts in Buenos Aires:
3Q23 Earnings Release Conference Call Monday, November 27, 2023 Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time	Jorge Scarinci Chief Financial Officer

To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 11/27/2023 through 12/11/2023	Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

2

3Q23 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

3

3Q23 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2022 and 2023 have been restated in accordance with said Communication in order to make a comparison possible

Results

Earnings per outstanding share were Ps.11.71 in 3Q23, 87% lower than in 2Q23 and 65% lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Net income -Parent Company- (M $)	21,167	33,753	16,317	59,538	7,511	-87%	-65%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	-	-	-	-	-	0%	0%
Book value per avg. Outstanding share ($)	1,584	1,629	1,653	1,568	1,577	1%	0%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	33.13	52.82	25.54	93.17	11.71	-87%	-65%

EOP FX (Pesos per USD)	147.3150	177.1283	208.9883	256.6750	350.0083	36%	138%
Book value per avg. issued ADS (USD)	107.52	91.97	79.10	61.09	45.06	-26%	-58%
Earnings per avg. outstanding ADS (USD)	2.25	2.98	1.22	3.63	0.33	-91%	-85%

Banco Macro’s 3Q23 net income of Ps.7.5 billion was 87% or Ps.52 billion lower than the previous quarter and 65% or Ps.13.7 billion lower YoY due to a Ps.36 billion loss from the mark to market of Government Securities (financial assets at fair value through profit or loss) and a higher loss related to the net monetary position, which was partially offset by higher FX gains. This result represented an accumulated annualized ROAE and ROAA of 11.3% and 2.8% respectively. Total comprehensive income for the quarter totaled Ps.6.1 billion.

Net operating income (before G&A and personnel expenses) was Ps.356.5 billion in 3Q23, practically unchanged or Ps.364 million higher compared to 2Q23. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 23% or Ps.66.7 billion.

In 3Q23, Provision for loan losses totaled Ps.4.9 billion, 35% or Ps.2.6 billion lower than in 2Q23. On a yearly basis provision for loan losses increased 43% or Ps.1.5 billion.

Operating income (after G&A and personnel expenses) was Ps.235 billion in 3Q23, 1% or Ps.1.7 billion higher than in 2Q23 and 31% or Ps.56.1 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 3.7x assets to equity ratio.

4

3Q23 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Net Interest Income	151,281	169,839	162,982	145,529	112,692	-23%	-26%
Net fee income	33,937	34,669	36,768	35,511	35,491	0%	5%
Net Interest Income + Net Fee Income	185,218	204,508	199,750	181,040	148,183	-18%	-20%
Net Income from financial instruments at fair value through P&L	60,836	-6,839	15,345	69,952	-36,358	-152%	-160%
Income from assets at amortized cost	0	345	0	0	137	0%	0%
Differences in quoted prices of gold and foreign currency	38,197	62,158	61,201	102,230	238,078	133%	523%
Other operating income	8,925	11,698	9,539	10,315	11,283	9%	26%
Provision for loan losses	3,396	5,143	5,805	7,442	4,864	-35%	43%
Net Operating Income	289,780	266,727	280,030	356,095	356,459	0%	23%
Employee benefits	42,070	38,173	39,164	41,373	43,120	4%	2%
Administrative expenses	19,766	21,140	19,443	23,179	23,077	0%	17%
Depreciation and impairment of assets	7,832	7,993	8,165	8,332	8,256	-1%	5%
Other operating expenses	41,164	40,592	39,780	49,859	46,994	-6%	14%
Operating Income	178,948	158,829	173,478	233,352	235,012	1%	31%
Result from associates & joint ventures	-230	238	-367	-256	-71	-	-
Result from net monetary postion	-139,002	-115,735	-147,503	-147,534	-215,919	46%	55%
Result before taxes from continuing operations	39,716	43,332	25,608	85,562	19,022	-78%	-52%
Income tax	18,549	9,579	9,291	26,024	11,511	-56%	-38%
Net income from continuing operations	21,167	33,753	16,317	59,538	7,511	-87%	-65%
		-	-
Net Income of the period	21,167	33,753	16,317	59,538	7,511	-87%	-65%
Net income of the period attributable to parent company	21,123	33,733	16,295	59,497	7,484	-87%	-65%
Net income of the period attributable to minority interest	44	20	22	41	27	-34%	-
Other Comprehensive Income	4,956	-5,075	-1,387	2,902	-1,417	-	-
Foreign currency translation differences in financial statements conversion	-423	293	-354	-82	128	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	5,379	-5,368	-1,033	2,984	-1,545	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	26,122	28,678	14,930	62,440	6,094	-90%	-77%
Total Comprehensive Income attributable to parent Company	26,078	28,658	14,908	62,399	6,067	-90%	-77%
Total Comprehensive Income attributable to non-controlling interests	44	20	22	41	27	-34%	-

The Bank’s 3Q23 net interest income totaled Ps.112.7 billion, 23% or Ps.32.8 billion lower than in 2Q23 and 26% or Ps.38.6 lower YoY.

In 3Q23 interest income totaled Ps.429.1 billion, 4% or Ps.15.1 billion higher than in 2Q23 and 31% or Ps.102.3 billion higher than in 3Q22.

Income from interest on loans and other financing totaled Ps.178.7 billion, 11% or Ps.18.1 billion higher compared with the previous quarter mainly due a 574 basis points increase in the average lending rate, while the average volume of private sector loans was practically unchanged. On a yearly basis Income from interest on loans increased 36% or Ps.47.5 billion.

In 3Q23 income from government and private securities decreased 7% or Ps.16 billion QoQ (due to lower income from Government securities) and increased 12% or Ps.21.8 billion compared with the same period of last year. This result is explained 8% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 92% is explained by income from government and private securities in pesos at amortized cost.

In 3Q23, income from Repos totaled Ps.37.6 billion, 52% or Ps.12.8 billion higher than the previous quarter and 304% or Ps.28.3 higher than a year ago.

5

3Q23 Earnings Release

In 3Q23 FX income totaled Ps.238.1 billion,133% or Ps.135.8 billion higher than the previous quarter and Ps.199.9 billion higher than a year ago. FX income gain was due to the 36.4% argentine peso depreciation against the US dollar and the Bank’s long dollar position during the quarter (including dollar linked and dual bonds).

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	2Q22	1Q23	2Q23	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	38,197	102,230	238,078	133%	523%
Translation of FX assets and liabilities to Pesos	37,407	101,762	237,474	133%	535%
Income from foreign currency exchange	790	467	604	29%	-24%

(2) Net Income from financial assets and liabilities at fair value through P&L	250	-3,276	-1,047	-68%	-
Income from investment in derivative financing instruments	250	-3,276	-1,047	-68%	-

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	38,448	98,953	237,031	140%	517%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Interest on Cash and due from Banks	231	527	918	1,014	1,270	25%	450%
Interest from government securities	185,117	247,298	225,453	222,846	206,843	-7%	12%
Interest from private securities	79	163	176	173	132	-24%	67%
Interest on loans and other financing
To the financial sector	198	349	178	333	568	71%	187%
To the public non financial sector	711	676	646	4,355	4,010	-8%	464%
Interest on overdrafts	15,588	16,185	15,585	21,531	27,341	27%	75%
Interest on documents	14,704	16,079	15,155	18,752	28,208	50%	92%
Interest on mortgages loans	20,262	19,796	18,364	23,037	21,805	-5%	8%
Interest on pledged loans	1,439	1,247	1,338	1,512	1,706	13%	19%
Interest on personal loans	44,270	44,183	43,302	40,967	38,195	-7%	-14%
Interest on credit cards loans	20,637	26,146	30,351	31,542	32,045	2%	55%
Interest on financial leases	179	231	192	163	364	123%	103%
Interest on other loans	14,109	16,459	18,638	23,097	29,060	26%	106%
Interest on Repos	0
From the BCRA	9,130	13,511	11,202	24,744	37,563	52%	311%
Other financial institutions	173	669	27	0	17	-	-90%
Total Interest income	326,827	403,519	381,525	414,066	429,127	4%	31%

Income from Interest on loans	131,188	140,326	142,925	160,601	178,724	11%	36%

The Bank’s 3Q23 interest expense totaled Ps.316.4 billion, increasing 18% or Ps.48.9 billion compared to the previous quarter and 80% (Ps.140.9 billion) higher compared to 3Q22.

In 3Q23, interest on deposits represented 98% of the Bank’s total interest expense, increasing 19% or Ps.48.7 billion QoQ, due to a 1,072 basis points increase in the average rate paid on deposits while the average volume od deposits from the private sector decreased 3%. On a yearly basis, interest on deposits increased 80% or Ps.138.2 billion.

6

3Q23 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Deposits
Interest on checking accounts	8,004	18,126	9,863	18,085	21,220	17%	165%
Interest on saving accounts	2,158	2,286	2,138	2,887	2,739	-5%	27%
Interest on time deposits	162,113	209,740	201,227	240,792	286,508	19%	77%
Interest on other financing from BCRA and financial inst.	284	382	354	297	236	-21%	-17%
Repos
Other financial institutions	208	105	2,070	3,055	2,157	-29%	937%
Interest on corporate bonds	27	28	27	26	28	8%	4%
Interest on subordinated bonds	2,286	2,295	2,242	2,185	2,361	8%	3%
Interest on other financial liabilities	466	718	622	1,210	1,186	-2%	155%
Total financial expense	175,546	233,680	218,543	268,537	316,435	18%	80%

Expenses from interest on deposits	172,275	230,152	213,228	261,764	310,467	19%	80%

In 3Q23, the Bank’s net interest margin (including FX) was 58.7%, higher than the 38.3% posted in 2Q23 and the 28.1% posted in 3Q22.

In 3Q23, Net Interest Margin (excluding FX) was 18.8%, lower than the 22.5% posted in 2Q23 and the 22.5% Net Interest Margin posted in 2Q22.

In 3Q23, Net Interest Margin (Pesos) was 19.7%, lower than the 24.8% posted in 2Q23 and than the 24.5% in 3Q22; meanwhile Net Interest Margin (USD) was 13.7%, higher than the 7.4% posted in 2Q23 and than the 5% registered in 3Q22.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	3Q22			4Q22			1Q23			2Q23			3Q23
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	6,532	-23.5%	43.2%	5,373	-11.1%	49.9%	4,436	-15.4%	59.1%	20,320	-4.8%	86.0%	17,045	-18.8%	93.3%
Financial Sector	2,296	-28.3%	34.2%	2,880	-12.3%	47.9%	1,780	-25.9%	39.4%	2,517	-22.2%	52.1%	3,696	-32.6%	60.5%
Private Sector	1,155,081	-23.5%	43.2%	1,085,817	-11.6%	49.1%	1,054,308	-18.8%	52.7%	1,024,139	-18.0%	60.3%	1,020,635	-30.3%	66.1%
Other debt securities
Central Bank Securities (Leliqs)	912,399	-9.8%	68.8%	988,772	6.3%	79.2%	975,260	-6.3%	76.2%	933,875	-4.3%	86.9%	706,172	-15.2%	102.0%
Government & Private Securities	250,670	-24.0%	42.2%	333,495	-5.5%	59.3%	292,774	-16.1%	57.8%	163,537	-24.0%	48.5%	150,540	-34.2%	56.8%
Repos	61,665	-14.6%	59.9%	80,497	0.8%	69.9%	63,926	-9.0%	71.2%	112,722	-3.8%	88.0%	146,052	-15.1%	102.1%
Total interest-earning assets	2,388,643	-18.1%	53.3%	2,496,834	-3.3%	63.0%	2,392,484	-13.1%	63.4%	2,257,110	-11.9%	72.1%	2,044,140	-24.2%	80.6%

Fin. Assets through P&L and equity inv.	124,781	-58.4%	-22.2%	76,238	-71.5%	-52.0%	37,705	-35.4%	21.5%	13,501	303.5%	688.4%	11,455	223.6%	670.6%
Other Non interest-earning assets	314,122			244,395			241,652			218,736			224,175
Total Non interest-earning assets	438,903			320,633			279,357			232,237			235,630
Total Average Assets	2,827,546			2,817,467			2,671,841			2,489,347			2,279,770

Interest-bearing liabilities
Deposits
Public Sector	148,339	-21.6%	46.8%	164,280	-5.6%	59.1%	112,755	-14.7%	60.4%	110,400	-11.9%	72.1%	116,317	-21.1%	88.0%
Private Sector	1,458,108	-24.1%	42.1%	1,609,018	-10.6%	50.7%	1,539,588	-19.4%	51.7%	1,588,005	-17.5%	61.1%	1,544,906	-27.3%	73.1%
BCRA and other financial institutions	1,525	-7.1%	73.9%	1,523	18.3%	99.5%	875	40.1%	163.6%	603	52.0%	196.9%	302	72.7%	311.3%
Corporate bonds	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%
Repos	1,805	-22.2%	45.7%	777	-8.9%	53.6%	13,111	-12.8%	64.0%	16,204	-10.1%	75.6%	10,156	-22.6%	84.3%
Other financial liabilities	7485	-0.351	0.214	190886	-0.399	0.014	202840	-0.463	0.011	243040	-0.479	0.018	246789	-0.573	0.018
Total int.-bearing liabilities	1,617,262	-23.9%	42.5%	1,966,484	-13.0%	46.7%	1,869,169	-21.9%	46.9%	1,958,252	-20.9%	54.5%	1,918,470	-30.8%	64.9%

Total non int.-bearing liabilities	750,175			558,382			497,801			515,222			492,466

Total Average Liabilities	2,367,437			2,524,866			2,366,970			2,473,474			2,410,936

Assets Performance		320,872			396,648			374,041			405,497			415,302
Liabilities Performance		173,147			231,299			216,180			266,203			313,944
Net Interest Income		147,725			165,349			157,861			139,294			101,358
Total interest-earning assets		2,388,643			2,496,834			2,392,484			2,257,110			2,044,140
Net Interest Margin (NIM)		24.5%			26.3%			26.8%			24.8%			19.7%

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3Q23 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	3Q22			4Q22			1Q23			2Q23			3Q23
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	155,904	-8.6%	0.6%	156,094	8.3%	1.3%	153,272	-5.9%	2.4%	152,298	0.7%	2.7%	154,135	6.0%	3.3%
Loans & Other Financing
Financial Sector	0	0.0%	0.0%	63	13.7%	6.3%	283	-1.5%	7.2%	391	4.1%	6.2%	265	8.7%	6.0%
Private Sector	63,616	21.7%	34.0%	67,053	45.1%	35.7%	75,031	21.2%	31.8%	75,931	32.5%	35.2%	82,215	46.0%	42.3%
Other debt securities
Central Bank	9,117	0	0	77,503	0	0	61,829	0.0%	0.0%	86119	0	0	75517	0	0
Government & Private Securities	53,281	-7.4%	2.0%	18,232	14.1%	6.7%	22,761	3.0%	12.0%	21,163	14.6%	16.9%	16,263	97.3%	92.4%
Total interest-earning assets	281,918	-1.5%	8.4%	318,945	16.0%	8.5%	313,176	0.8%	9.7%	335,902	8.0%	10.2%	328,395	19.7%	16.7%

Fin. Assets through P&L and equity inv.	186,561	121.8%	144.2%	332,276	11.0%	3.8%	368,015	6.2%	15.5%	571,605	32.4%	35.1%	786,126	-26.0%	-27.9%
Other Non interest-earning assets	536,024			542,075			568,222			544,852			539,762
Total Non interest earning assets	722,585			874,351			936,237			1,116,457			1,325,888
Total Average Assets	1,004,503			1,193,296			1,249,413			1,452,359			1,654,283

Interest-bearing liabilities
Deposits
Public Sector	9,215	-9.1%	0.1%	9,111	7.0%	0.1%	9,024	-8.0%	0.1%	8,556	-1.9%	0.1%	8,626	2.7%	0.1%
Private Sector	180,444	-9.2%	0.0%	188,650	6.9%	0.0%	203,885	-8.1%	0.0%	177,776	-2.0%	0.0%	174,891	2.6%	0.0%
BCRA and other financial institutions	5,238	-4.9%	4.7%	4,309	10.2%	3.1%	5,559	-3.5%	5.0%	6,049	4.5%	6.6%	4,911	9.2%	6.5%
Issued corporate bonds	5,307	-7.4%	2.0%	5,317	9.2%	2.1%	5,305	-6.1%	2.1%	4,894	0.1%	2.1%	5,037	4.8%	2.2%
Subordinated bonds	140,795	-3.4%	6.4%	141,030	13.9%	6.5%	140,821	-2.1%	6.5%	135,330	4.4%	6.5%	142,983	9.3%	6.6%
Total int.-bearing liabilities	340,999	-6.6%	2.8%	348,417	9.8%	2.7%	364,594	-5.7%	2.6%	332,605	0.8%	2.8%	336,448	5.5%	2.9%

Total non int.-bearing liabilities	163,076			155,567			176,995			174,540			194,545

Total Average liabilities	504,075			503,984			541,589			507,145			530,993

Assets Performance		5,955			6,871			7,483			8,569			13,825
Liabilities Performance		2,399			2,381			2,363			2,334			2,491
Net Interest Income		3,556			4,490			5,120			6,235			11,334
Total interest-earning assets		281,918			318,945			313,176			335,902			328,395
Net Interest Margin (NIM)		5.0%			5.6%			6.6%			7.4%			13.7%

In 3Q23 Banco Macro’s net fee income totaled Ps.35.5 billion, Ps.20 million lower than in 2Q23 and was 5% or Ps.1.6 billion higher than the same period of last year.

In the quarter, fee income totaled Ps.39.4 billion, Ps.71 million higher than in 2Q23. In the quarter Debit card fees increased 51% or Ps.856 million while Corporate services fees increased 5% or Ps.282 million, fees charged on deposits accounts decreased 3% or Ps.464 million while credit card fees decreased 4% or Ps.362 million. On a yearly basis, fee income increased 4% or Ps.1.7 billion.

In the quarter, total fee expense increased 2% or Ps.91 million. On a yearly basis, fee expenses increased 3% or Ps.131 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Fees charged on deposit accounts	14,101	14,444	15,013	14,657	14,193	-3%	1%
Credit card fees	7,028	7,543	8,856	8,275	7,913	-4%	13%
Corporate services fees	5,414	5,301	5,880	5,748	6,030	5%	11%
ATM transactions fees	3,185	2,897	2,746	2,370	2,314	-2%	-27%
Insurance fees	2,005	2,064	2,185	2,043	1,902	-7%	-5%
Debit card fees	2,450	2,165	1,838	1,680	2,536	51%	4%
Financial agent fees (Provinces)	2,078	2,189	1,991	2,243	2,142	-5%	3%
Credit related fees	842	1,040	950	1,133	958	-15%	14%
Mutual funds & securities fees	490	749	960	1,112	1,347	21%	175%
AFIP & Collection services	117	106	97	79	76	-4%	-35%
ANSES fees	36	31	24	20	20	0%	-44%
Total fee income	37,746	38,529	40,540	39,360	39,431	0%	4%

Total fee expense	3,809	3,860	3,772	3,849	3,940	2%	3%

Net fee income	33,937	34,669	36,768	35,511	35,491	0%	5%

8

3Q23 Earnings Release

In 3Q23 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.36.4 billion loss, mainly due to the mark to market of some government securities (dual bonds) (Ps.60.8 billion). On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased Ps.97.2 billion.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Profit or loss from government securities	43,423	-19,350	21,541	59,244	-60,767	-	-240%
Profit or loss from private securities	16,795	10,949	-5,098	10,785	16,024	49%	-5%
Profit or loss from investment in derivative financing instruments	251	1,258	325	564	827	47%	229%
Profit or loss from other financial assets	-82	50	28	204	-1,047	-	-
Profit or loss from investment in equity instruments	-194	103	85	-51	1,791	-	-
Profit or loss from the sale of financial assets at fair value	643	151	-840	2,482	7,248	-	1027%
Income from financial assets at fair value through profit or loss	60,836	-6,839	16,041	73,228	-35,924	-149%	-159%
Profit or loss from derivative financing instruments	-	-	-696	-3,276	-434	-	-
Income from financial liabilities at fair value through profit or loss	-	-	-696	-3,276	-434	-	-
NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	60,836	-6,839	15,345	69,952	-36,358	-152%	-160%

In the quarter, Other Operating Income totaled Ps.11.3 billion, 9% or Ps.1 billion higher than in 2Q23. On a yearly basis, Other Operating Income increased 26% or Ps.2.6 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Credit and debit cards	695	1,705	1,060	1,260	1,570	25%	126%
Lease of safe deposit boxes	1,039	1,038	1,166	1,097	1,049	-4%	1%
Other service related fees	2,670	3,408	2,962	3,272	4,155	27%	56%
Sale of real estate and other non-financial assets	-3	-49	-	-	-	-	-
Other adjustments and interest from other receivables	2,312	2,655	2,451	2,597	2,956	14%	28%
Initial recognition of loans	-240	0	0	0	0	-	-
Sale of property, plant and equipment	0	72	10	77	-2	-103%	-
Others	2,452	2,869	1,890	2,012	1,555	-23%	-37%
Other Operating Income	8,925	11,698	9,539	10,315	11,283	9%	26%

In 3Q23 Banco Macro’s administrative expenses plus employee benefits totaled Ps.66.2 billion, 3% or Ps.1.6 billion higher than the previous quarter, due to higher employee benefits (+4%) which were partially offset by a Ps.102 decrease in administrative expenses. On a yearly basis, administrative expenses plus employee benefits increased 7% or Ps.4.4 billion.

Employee benefits increased 4% or Ps.1.7 billion QoQ, remunerations increased 5% or Ps.1.5 billion while social security contributions increased 8% or Ps.557 million. On a yearly basis, Employee benefits increased 2% or Ps.1 billion.

In 3Q23, administrative expenses decreased Ps.102 billion, due to lower Directors and auditors fees, lower hired administrative services fees, and lower other administrative expenses. On a yearly basis administrative expenses increased 17% or Ps.3.3 billion.

9

3Q23 Earnings Release

In 3Q23, the efficiency ratio reached 22.4%, deteriorating from the 21.7% posted in 2Q23 and much better than the 25.8% posted a year ago. In 3Q23 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 3%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 1% compared to 2Q23.

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Employee benefits	42,070	38,173	39,164	41,373	43,120	4%	2%
Remunerations	28,597	26,613	26,399	28,354	29,835	5%	4%
Social Security Contributions	7,274	7,070	6,714	6,844	7,401	8%	2%
Compensation and bonuses	4,788	3,172	4,738	4,781	4,466	-7%	-7%
Employee services	1,411	1,318	1,313	1,394	1,418	2%	0%
Administrative Expenses	19,766	21,140	19,443	23,179	23,077	0%	17%
Taxes	3,416	3,345	3,301	3,589	4,816	34%	41%
Maintenance, conservation fees	3,123	3,398	3,010	3,231	3,230	0%	3%
Directors & statutory auditors fees	871	1,557	785	2,624	1,323	-50%	52%
Security services	1,897	1,917	1,860	1,856	1,955	5%	3%
Electricity & Communications	1,782	1,660	1,778	1,719	1,688	-2%	-5%
Other professional fees	1,827	2,337	2,106	2,324	2,517	8%	38%
Rental agreements	80	81	76	98	69	-30%	-14%
Advertising & publicity	1,039	1,291	795	1,296	1,854	43%	78%
Personnel allowances	392	464	401	425	455	7%	16%
Stationary & Office Supplies	129	157	174	152	160	5%	24%
Insurance	220	192	161	199	203	2%	-8%
Hired administrative services	152	141	139	602	398	-34%	162%
Other	4,838	4,600	4,857	5,064	4,409	-13%	-9%
Total Administrative Expenses	61,836	59,313	58,607	64,552	66,197	3%	7%

Total Employees	7,857	7,796	7,756	7,797	7,765
Branches	466	467	463	462	461
Efficiency ratio	25.8%	27.2%	25.5%	21.7%	22.4%

Accumulated efficiency ratio	29.1%	28.6%	25.5%	23.4%	23.0%

In 3Q23, Other Operating Expenses totaled Ps.47 billion, decreasing 4% or Ps.2.9 billion QoQ, due to lower initial loan recognition charges (89% or Ps.4.3 billion) which was offset by higher Other expenses. On a yearly basis, Other Operating Expenses increased 14% or Ps.5.8 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Turnover Tax	22,447	23,320	23,354	27,446	27,512	0%	23%
Other provision charges	2,428	-584	1,105.00	1,302	881	-32%	-64%
Deposit Guarantee Fund Contributions	971	1,042	1,012	941	962	2%	-1%
Donations	332	56	345	266	91	-66%	-73%
Insurance claims	232	302	383	384	387	1%	67%
Initial loan recognition	917	232	364	4,878	555	-89%	100%
Others	13,837	16,224	13,217	14,642	16,606	13%	20%
Other Operating Expenses	41,164	40,592	39,780	49,859	46,994	-6%	14%

In 3Q23, the result from the net monetary position totaled a Ps.215.9 billion loss, Ps.68.4 billion higher than the loss posted in 2Q23 and 55% or Ps.76.9 billion higher than the loss posted one year ago. Higher inflation was observed during the quarter (1,104 b.p. above 2Q23 level, up to 34.82% from 23.78% in 2Q23).

10

3Q23 Earnings Release

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	178,948	158,829	173,478	233,352	235,012	1%	31%
Result from net monetary position (i.e. inflation adjustment)	-139,002	-115,735	-147,503	-147,534	-215,919	46%	55%
Operating Result (Inc. Loss from net monetary position)	39,946	43,094	25,975	85,818	19,093	-78%	-52%

In 3Q23, Banco Macro's effective income tax rate was 60.5%. For more information, please see Note 22 “Income Tax” of our Financial Statements.

Financial Assets

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.1.2 triillion, decreasing 4% or Ps.50.8 billion QoQ and decreasing 5% or Ps.57.8 billion YoY. In 3Q23 Private sector loans decreased 3% or Ps.40.6 billion. On a yearly basis Private sector loans decreased 6% or Ps.69.1 billion.

Within commercial loans, Overdrafts stand out with a 5% or Ps.5.9 billion decrease and Documents with a 16% or Ps.30.2 billion increase.

Within consumer lending, personal loans decreased 16% or Ps.37.9 billion while credit card loans decreased 4% or Ps.14.1 billion.

Within private sector financing, peso financing decreased 4% or Ps.48.3 billion, while US dollar financing decreased 29% or USD 90 million.

As of 3Q23, Banco Macro’s market share over private sector loans was 7.7%.

LOANS AND OTHER FINANCING	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Public Sector	4,240	4,483	2,353	25,028	3,161	-87%	-25%
Finacial Sector	2,237	1,884	3,099	2,842	14,538	412%	550%
Financial Sector	2,246	1,901	3,120	2,867	14,561	408%	548%
Less: Expected Credit Losses	-9	-17	-21	-25	-23	-8%	156%
Private Sector	1,204,766	1,209,696	1,159,036	1,176,321	1,135,713	-3%	-6%
Overdrafts	101,368	100,052	89,776	118,824	112,880	-5%	11%
Discounted documents	161,768	166,124	167,608	186,049	216,240	16%	34%
Mortgage loans	125,999	125,762	119,178	117,690	108,865	-7%	-14%
Pledged loans	19,818	19,464	18,305	18,444	18,738	2%	-5%
Personal loans	311,292	289,550	268,337	236,250	198,376	-16%	-36%
Credit Card loans	367,212	387,569	360,766	355,455	341,325	-4%	-7%
Leasing	2,554	2,817	2,245	1,936	1,451	-25%	-43%
Others	137,304	140,693	156,200	165,654	159,528	-4%	16%
Less: Expected Credit Losses	-22,549	-22,335	-23,379	-23,981	-21,690	-10%	-4%
Total loans and other financing	1,211,243	1,216,063	1,164,488	1,204,191	1,153,412	-4%	-5%
Total loans in Pesos	1,149,075	1,143,050	1,077,659	1,124,601	1,076,311	-4%	-6%
Total loans in foreign currency	62,168	73,013	86,829	79,590	77,101	-3%	24%
EOP FX (Pesos per USD)	147.3150	177.1283	208.9883	256.6750	350.0083	36%	138%
Total loans in foreign currency (USD)	422	412	415	310	220	-29%	-48%
USD financing / Financing to the private sector	5%	6%	7%	7%	7%

11

3Q23 Earnings Release

Public Sector Assets

In 3Q23, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 25%, higher than the 22.4% registered in the previous quarter, and higher than the 17.8% posted in 3Q22.

In 3Q23, a 49% or Ps.402.9 billion decrease in Central Bank Notes stands out while Provincial loans decreased Ps.21.8 billion in the quarter.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Central Bank Notes	84,182.00	24,593	-	-	-	-	-100%
Leliqs	995,343	998,530	1,074,560	825,861	422,952	-49%	-58%
Other	745,124	782,082	688,771	936,868	924,013	-1%	24%
Government securities	1,824,649	1,805,205	1,763,331	1,762,729	1,346,965	-24%	-26%
Provincial loans	3,409	3,497	1,560	23,916	2,163	-91%	-37%
Loans	3,409	3,497	1,560	23,916	2,163	-91%	-37%
TOTAL PUBLIC SECTOR ASSETS	1,828,058	1,808,702	1,764,891	1,786,645	1,349,128	-24%	-26%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	748,533	785,579	690,331	960,784	926,176	-4%	24%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	17.8%	18.5%	17.0%	22.4%	25.0%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.2 trillion in 3Q23, decreasing 22% or Ps.556.2 billion QoQ and a 25% or Ps.670.1 billion decrease YoY and representing 74% of the Bank’s total liabilities.

On a quarterly basis private sector deposits decreased 23% or Ps.554.8 billion while public sector deposits decreased Ps.875 million.

The decrease in private sector deposits was led by time deposits, which increased 30% or Ps.374.2 billion, while demand deposits decreased 16% or Ps.174.3 billion QoQ.

Within private sector deposits, peso deposits increased 24% or Ps.549.7 billion, while US dollar deposits decreased 28% or USD 351 million.

As of 3Q23, Banco Macro´s market share over private sector deposits was 5.3%.

12

3Q23 Earnings Release

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Public sector	321,140	223,369	185,340	178,582	177,707	0%	-45%

Financial sector	3,035	3,359	3,189	3,964	3,452	-13%	14%

Private sector	2,355,110	2,404,878	2,255,206	2,382,830	1,827,996	-23%	-22%
Checking accounts	355,255	323,261	279,510	260,320	251,560	-3%	-29%
Savings accounts	746,144	852,705	706,031	812,294	646,789	-20%	-13%
Time deposits	1,103,269	1,155,973	1,234,718	1,262,312	888,090	-30%	-20%
Other	118,797	41,614	2,915	17,239	6,525	-62%	-95%
Total	2,679,285	2,631,606	2,443,735	2,565,376	2,009,155	-22%	-25%

Pesos	2,368,878	2,284,175	2,102,128	2,245,437	1,695,742	-24%	-28%
Foreign Currency (in Pesos)	310,407	347,431	341,607	319,939	313,413	-2%	1%
EOP FX (Pesos per USD)	147.3150	177.1283	208.9883	256.6750	350.0083	36%	138%
Foreign Currency (USD)	2,107	1,961	1,635	1,246	895	-28%	-58%
USD Deposits / Total Deposits	12%	13%	14%	12%	16%

Banco Macro’s transactional deposits represent approximately 46% of its total deposit base as of 3Q23. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 3Q23, the total amount of other sources of funds increased 1% or Ps.11.2 billion compared to 2Q23 mainly due to a 1% or Ps.6.1 increase in Shareholders’ generated by the positive net income registered during the period. On a yearly basis, other sources of funds decreased 1% or Ps.5.9 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Central Bank of Argentina	74	94	82	72	54	-25%	-27%
Banks and international institutions	4,176	4,840	7,375	4,584	5,189	13%	24%
Financing received from Argentine financial institutions	1,547	41	65	658	263	-60%	-83%
Subordinated corporate bonds	145,336	146,532	144,176	140,617	144,483	3%	-1%
Corporate bonds	5,492	5,517	5,485	4,408	5,453	24%	-1%
Shareholders' equity	1,012,308	1,040,966	1,055,872	1,001,503	1,007,570	1%	0%
Total other source of funds	1,168,933	1,197,990	1,213,055	1,151,842	1,163,012	1%	-1%

13

3Q23 Earnings Release

Liquid Assets

In 3Q23, the Bank’s liquid assets amounted to Ps.2 trillion, showing an 18% or Ps.446.2 billion decrease QoQ, and an 18% or Ps.441.9 billion decrease on a yearly basis.

In 3Q23 Leliqs decreased 49% or Ps.402.9 billion.

In 3Q23, Banco Macro’s liquid assets to total deposits ratio reached 99%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Cash	479,091	508,058	496,659	447,175	447,528	0%	-7%
Guarantees for compensating chambers	54,462	50,431	42,793	34,159	32,901	-4%	-40%
Call	-	-	1,001	108	-	-100%	-
Leliq own portfolio	995,343	998,530	1,074,560	825,861	422,952	-49%	-58%
Net Repos	148,043	125,810	60,285	182,169	152,747	-16%	-
Other government & private securities	745,124	782,082	688,771	936,868	924,013	-1%	24%
Total	2,422,063	2,464,911	2,364,069	2,426,340	1,980,141	-18%	-18%

Liquid assets to total deposits	90%	94%	97%	95%	99%

Solvency

Banco Macro continued showing high solvency levels in 3Q23 with an integrated capital (RPC) of Ps.1 trillion over a total capital requirement of Ps.215.3 billion. Banco Macro’s excess capital in 3Q23 was 366% or Ps.788.3 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 37.9% in 3Q23; TIER1 Ratio stood at 34.8%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Credit risk requirement	52,233	60,581	73,119	92,213	124,155	35%	138%
Market risk requirement	9,998	11,709	11,531	25,821	19,898	-23%	99%
Operational risk requirement	26,568	32,771	38,935	48,802	71,224	46%	168%
Total capital requirements	88,800	105,061	123,585	166,836	215,276	29%	142%

Ordinary Capital Level 1 (COn1)	418,322	500,504	627,056	717,831	979,304	36%	134%
Deductible concepts Level 1 (COn1)	-24,630	-27,620	-33,553	-41,726	-59,469	43%	141%
Capital Level 2 (COn2)	47,051	42,447	50,063	61,480	83,763	36%	78%
Integrated capital - RPC (i)	440,743	515,330	643,566	737,585	1,003,598	36%	128%

Excess capital	351,943	410,269	519,981	570,749	788,322	38%	124%

Risk-weighted assets - RWA (ii)	1,090,977	1,291,206	1,518,189	2,051,880	2,645,752	29%	143%

Regulatory Capital ratio [(i)/(ii)]	40.4%	39.9%	42.4%	35.9%	37.9%

Ratio TIER 1 [Capital Level 1/RWA]	36.1%	36.6%	39.1%	33.0%	34.8%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

14

3Q23 Earnings Release

Asset Quality

In 3Q23, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.39%, up from 1.37% in 2Q23, and the 1.27% posted in 3Q22.

Consumer portfolio non-performing loans deteriorated 5b.p. (up to 1.48% from 1.43%) while Commercial portfolio non-performing loans improved 4 b.p. in 3Q23 (down to 1.14% from 1.18%).

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) remained stable at to 133.93% in 3Q23. Write-offs over total loans totaled 0.08%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Commercial portfolio	247,116	229,735	228,864	293,400	303,894	4%	23%
Non-performing	3,527	4,484	3,960	3,460	3,471	0%	-2%
Consumer portfolio	1,007,972	1,029,420	985,697	977,331	916,994	-6%	-9%
Non-performing	12,457	11,291	13,219	13,944	13,528	-3%	9%
Total portfolio	1,255,088	1,259,155	1,214,561	1,270,731	1,220,888	-4%	-3%
Non-performing	15,984	15,775	17,179	17,404	16,999	-2%	6%
Commercial non-perfoming ratio	1.43%	1.95%	1.73%	1.18%	1.14%
Consumer non-perfoming ratio	1.24%	1.10%	1.34%	1.43%	1.48%

Total non-performing/ Total portfolio	1.27%	1.25%	1.41%	1.37%	1.39%

Total allowances	24,462	23,917	24,946	25,419	22,767	-10%	-7%
Coverage ratio w/allowances	153.04%	151.61%	145.21%	146.05%	133.93%
Write Offs	1,735	1,294	764	2,373	990	-58%	-43%
Write Offs/ Total portfolio	0.14%	0.10%	0.06%	0.19%	0.08%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2022 20-F)

15

3Q23 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
CER adjustable ASSETS
Government Securities	377,447	280,297	57,952	84,459	59,351	-30%	-84%
Loans (*)	91,549	91,591	88,142	88,761	81,108	-9%	-11%
Private sector loans	16,824	14,878	13,517	12,884	11,967	-7%	-29%
Mortgage loans (UVA adjusted)	74,659	76,658	74,551	75,800	69,076	-9%	-7%
Other loans	66	55	74	77	65	-16%	-2%
Total CER adjustable assets	468,996	371,888	146,094	173,220	140,459	-19%	-70%

CER adjustable LIABILITIES
Deposits (*)	38,441	24,915	14,023	9,820	4,801	-51%	-88%
UVA Unemployment fund	8,234	8,866	9,284	10,120	9,819	-3%	19%
Total CER adjustable liabilities	46,675	33,781	23,307	19,940	14,620	-27%	-69%

NET CER EXPOSURE	422,321	338,107	122,787	153,280	125,839	-18%	-70%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Cash and deposits in Banks	397,892	427,904	402,661	372,894	382,775	3%	-4%
Cash	36,763	11,096	13,997	68,370	71,777	5%	95%
Central Bank of Argentina	200,704	256,430	253,453	169,048	190,235	13%	-5%
Other financial institutions local and abroad	160,401	160,353	135,189	135,281	120,739	-11%	-25%
Others	24	25	22	195	24	-88%	0%
Financial instruments at fair value through P&L	349,325	361,479	464,179	779,230	800,745	3%	129%
Other financial assets	27,956	31,842	35,199	35,532	33,830	-5%	21%
Loans and other financing	62,168	73,013	86,829	79,590	77,101	-3%	24%
Non financial private sector & foreign residents	62,168	73,013	86,829	79,590	77,101	-3%	24%
Other debt securities	96,839	109,366	66,650	139,549	50,680	-64%	-48%
Guarantees received	8,111	9,950	9,795	12,646	14,568	15%	80%
Investment in equity instruments	291	324	328	242	446	84%	53%
Total Assets	942,582	1,013,878	1,065,641	1,419,683	1,360,145	-4%	44%
Deposits	310,407	347,431	341,607	319,939	313,413	-2%	1%
Non financial public sector	12,757	12,520	13,456	13,172	12,231	-7%	-4%
Financial sector	2,773	2,843	2,755	3,041	3,076	1%	11%
Non financial private sector & foreign residents	294,877	332,068	325,396	303,726	298,106	-2%	1%
Financial liabiities at fair value through P&L	1,590	1,069	4,133	1,937	10,535	444%	563%
Other liabilities from financial intermediation	28,984	32,705	34,846	35,859	38,881	8%	34%
Financing from the Central Bank and other fin. Inst	4,211	4,871	7,437	4,702	5,270	12%	25%
Issued corporate bonds	5,492	5,517	5,485	4,408	5,453	24%	-1%
Subordinated corporate bonds	145,336	146,532	144,176	140,617	144,483	3%	-1%
Other non financial liabilities	153	108	220	1,158	1,204	4%	687%
Total Liabilities	496,173	538,233	537,904	508,620	519,239	2%	5%

NET FX POSITION (Pesos)	446,409	475,645	527,737	911,063	840,906	-8%	88%
EOP FX (Pesos per USD)	147.3150	177.1283	208.9883	256.6750	350.0083	36%	138%
NET FX POSITION (USD)	3,030	2,685	2,525	3,549	2,403	-32%	-21%

16

3Q23 Earnings Release

3Q23 Snapshot

In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2023

17

3Q23 Earnings Release

18

3Q23 Earnings Release

Relevant and Recent Events

•	Dividend in kind payment. Schedule. Pursuant to the resolution adopted by the General and Special Shareholders’ Meeting held on April 25th 2023 and the authorization granted by the Superintendence of Financial and Exchange Entities of the Central Bank of the Republic of Argentina last May 12th, the Board of Directors of Banco Macro S.A. approved the payment of a dividend in kind through the delivery of 346,680,043.74 nominal values of Bono de la Nación Argentina en Moneda Dual (Argentina's Dual Currency Public Bond) due 30 April 2024 (Bond Code TDA24) in 6 consecutive monthly installments. As of this date the Bank has paid all installments.

•	New Issuance Series F Dollar denominated Notes. On October 31st 2023 the Bank issued 5% Series F dollar denominated notes due in 2024 in the amount of USD 53,000,000. Interest will be paid semiannually on April 30th and at maturity.

•	Interest Payment Series E Dollar denominated Notes. In November 2023, the Bank paid quarterly interest on Class E dollar denominated notes in the amount of USD 62,131.51.

•	Interest Payment Series A Subordinated Notes. In November 2023, the Bank paid semiannual interest on Class A subordinated notes in the amount of USD 13,286,000.

•	Banco Itaú Argentina. On August 23 Banco Macro announced that it had entered into a stock purchase agreement with Itaú Unibanco Holding S.A., through its affiliates Itaú Unibanco S.A., Banco Itaú BBA S.A. and Itaú Consultoria de Valores Mobiliários e Participaçoes S.A. (collectively, “Itaú”), pursuant to which, subject to the satisfaction of certain conditions (substantially the approval of the transaction by the Central Bank of Argentina), the Purchaser will acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina S.A., Itaú Asset Management S.A. and Itaú Valores S.A.

•	Banco Itaú Argentina (Now Banco BMA). On November 2, 2023 the Central Bank of Argentina approved the sale of Itaú Argentina to Banco Macro.

1. Banco Itaú Argentina S.A.: 100% of the capital stock and votes was acquired the capital stock is represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, from which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares were acquired from Itaú Unibanco S.A., representing 98.995733% of the capital stock, and (ii) 7,469,046 ordinary shares were acquired from Itaú BBA S.A., representing 1.004267% of the capital stock.

2. Itaú Asset Management S.A.: 100% of the capital stock represented by 91,950 shares was acquired, from which: (i) 80,000 shares were acquired from Banco Itaú Argentina S.A., representing 87.00% of the capital stock, and (ii) 11,950 shares were acquired from Itaú Unibanco S.A., representing 13.00% of the capital stock.

3. Itaú Valores S.A.: 100% the capital stock represented by 52,419,500 ordinary shares was acquired, from which: (i) 45,604,965 were acquired from Banco Itaú Argentina S.A., representing 87.00% of the capital stock, and (ii) 6,814,535 shares were acquired from Itaú Consultoria de Valores Mobiliários e Participações S.A., representing 13.00% of the capital stock.

The price of the Agreement was set at US$50,000,000, which was paid on November 3, 2023, and an additional amount resulting from a potential adjustment that will be eventually set based on the results obtained by Banco Itaú Argentina S.A., Itaú Asset Management S.A. and Itaú Valores S.A. between April 1, 2023, and the Closing Date

19

3Q23 Earnings Release

Regulatory Changes

•	Interest Rates. On October 12, 2023, through Communication “A” 7862 the Central Bank of Argentina decided to increase monetary policy rate by 1,500 basis points from 118% to 133%. Therefore interest rates paid on deposits were affected:

o	Time deposits: Individuals up to Ps.30 million the interest rate was set at 133% and for all others 126% APR

o	Productive Investment Line for SMEs: 112% APR for capex; 124% APR for working capital

o	Credit Cards: 122% APR for individuals

•	Net Fx Global Position. In October 2023, through Communication “A” 7863 the Central Bank of Argentina established that between October 13 and October 31 financial institutions cannot increase their spot fx position in relation to October 12 close. On October 26, 2023 through Communication “A” 7872, the Central Bank extended this regulation until November 30, 2023.

20

3Q23 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
ASSETS
Cash and deposits in Banks	479,091	508,058	496,659	447,175	447,528	0%	-7%
Cash	80,037	56,095	58,727	106,821	107,386	1%	34%
Central Bank of Argentina	238,260	291,575	302,500	204,866	219,374	7%	-8%
Other local & foreign entities	160,770	160,363	135,410	135,292	120,744	-11%	-25%
Other	24	25	22	196	24	-88%	0%
Debt securities at fair value through profit & loss	426,928	428,758	478,890	791,006	808,538	2%	89%
Derivatives	329	87	1	356	769	-100%	134%
Repo Transactions	148,879	125,810	65,281	182,386	157,365	-14%	6%
Other financial assets	77,272	117,715	137,660	185,078	186,990	1%	142%
Loans & other receivables	1,211,243	1,216,063	1,164,488	1,204,190	1,153,412	-4%	-5%
Non Financial Public Sector	4,240	4,483	2,353	25,028	3,161	-87%	-25%
Financial Sector	2,237	1,884	3,099	2,842	14,538	412%	550%
Non Financial private sector and foreign	1,204,766	1,209,696	1,159,036	1,176,321	1,135,713	-3%	-6%
Other debt securities	1,506,765	1,498,250	1,358,415	1,130,561	604,074	-47%	-60%
Financial assets in guarantee	64,952	62,205	62,579	57,582	58,194	1%	-10%
Investments in equity instruments	1,614	1,705	1,790	1,910	2,375	24%	47%
Investments in other companies (subsidiaries and joint ventures)	2,296	2,319	2,489	1,509	1,438	-5%	-37%
Property, plant and equipment	206,207	206,937	207,646	207,426	208,243	0%	1%
Intangible assets	35,783	35,429	36,394	36,411	35,765	-2%	0%
Deferred income tax assets	214	149	149	209	365	75%	71%
Other non financial assets	31,863	25,299	25,463	24,488	26,347	8%	-17%
Non-current assets held for sale	12,540	17,992	17,573	17,573	16,871	-4%	35%
TOTAL ASSETS	4,205,976	4,246,776	4,055,477	4,287,860	3,708,274	-14%	-12%

LIABILITIES
Deposits	2,679,285	2,631,606	2,443,735	2,565,376	2,009,155	-22%	-25%
Non Financial Public Sector	321,140	223,369	185,340	178,582	177,707	0%	-45%
Financial Sector	3,035	3,359	3,189	3,964	3,452	-13%	14%
Non Financial private sector and foreign	2,355,110	2,404,878	2,255,206	2,382,830	1,827,996	-23%	-22%
Liabilities at fair value through profit & loss	1,590	1,069	4,133	1,937	10,535	444%	563%
Derivatives	5	5	168	15	40	167%	700%
Repo Transactions	835	-	7,487	9,827	38,795	-	-86%
Other financial liabilities	202,479	274,439	255,343	317,241	321,016	1%	59%
Financing received from Central Bank and Other Financial Institutions	5,796	4,976	7,522	5,313	5,507	4%	-5%
Issued Corporate Bonds	5,492	5,517	5,485	4,408	5,453	24%	-1%
Current income tax liabilities	16,043	22,041	18,998	30,595	25,035	-18%	56%
Subordinated corporate bonds	145,336	146,532	144,176	140,617	144,483	3%	-1%
Provisions	7,491	5,512	5,283	4,894	3,940	-19%	-47%
Deferred income tax liabilities	31,398	26,975	27,622	26,653	25,238	-5%	-20%
Other non financial liabilities	97,766	86,966	79,459	179,343	111,342	-38%	14%
TOTAL LIABILITIES	3,193,516	3,205,638	2,999,411	3,286,219	2,700,539	-18%	-15%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	365,521	365,521	365,521	365,521	365,521	0%	0%
Reserves	574,601	574,601	574,601	545,146	545,146	0%	-5%
Retained earnings	278	278	87,711	398	398	0%	43%
Other accumulated comprehensive income	5,138	64	-1,323	1,578	161	-	-
Net income for the period / fiscal year	53,701	87,433	16,293	75,791	83,275	10%	55%
Shareholders' Equity attributable to parent company	1,012,308	1,040,966	1,055,872	1,001,503	1,007,570	1%	0%

Shareholders' Equity attributable to non controlling interest	152	172	194	139	165	19%	9%
TOTAL SHAREHOLDERS' EQUITY	1,012,460	1,041,138	1,056,066	1,001,642	1,007,735	1%	0%

21

3Q23 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q22	4Q22	1Q23	2Q23	3Q23	QoQ	YoY
Interest Income	326,827	403,519	381,525	414,066	429,127	4%	31%
Interest Expense	175,546	233,680	218,543	268,537	316,435	18%	80%
Net Interest Income	151,281	169,839	162,982	145,529	112,692	-23%	-26%
Fee income	37,746	38,529	40,540	39,360	39,431	0%	4%
Fee expense	3,809	3,860	3,772	3,849	3,940	2%	3%
Net Fee Income	33,937	34,669	36,768	35,511	35,491	0%	5%
Subtotal (Net Interest Income + Net Fee Income)	185,218	204,508	199,750	181,040	148,183	-18%	-20%
Net Income from financial instruments at Fair Value Through Profit & Loss	60,836	-6,839	15,345	69,952	-36,358	-	-160%
Result from assets at amortised cost	-	345	-	-	137	-	-
Difference in quoted prices of gold and foreign currency	38,197	62,158	61,201	102,230	238,078	133%	523%
Other operating income	8,925	11,698	9,539	10,315	11,283	9%	26%
Provision for loan losses	3,396	5,143	5,805	7,442	4,864	-35%	43%
Net Operating Income	289,780	266,727	280,030	356,095	356,459	0%	23%
Personnel expenses	42,070	38,173	39,164	41,373	43,120	4%	2%
Administrative expenses	19,766	21,140	19,443	23,179	23,077	0%	17%
Depreciation and impairment of assets	7,832	7,993	8,165	8,332	8,256	-1%	5%
Other operating expenses	41,164	40,592	39,780	49,859	46,994	-6%	14%
Operating Income	178,948	158,829	173,478	233,352	235,012	1%	31%
Income from associates and joint ventures	-230	238	-367	-256	-71	-	-
Result from net monetary position	-139,002	-115,735	-147,503	-147,534	-215,919	-	-
Net Income before income tax on cont. operations	39,716	43,332	25,608	85,562	19,022	-78%	-52%
Income tax on continuing operations	18,549	9,579	9,291	26,024	11,511	-56%	-38%
Net Income from continuing operations	21,167	33,753	16,317	59,538	7,511	-87%	-65%

Net Income for the period	21,167	33,753	16,317	59,538	7,511	-87%	-65%
Net Income of the period attributable to parent company	21,123	33,733	16,295	59,497	7,484	-87%	-65%
Net income of the period attributable to non-controlling interests	44	20	22	41	27	-34%	-

Other Comprehensive Income	4,956	-5,075	-1,387	2,902	-1,417	-	-
Foreign currency translation differences in financial statements conversion	-423	293	-354	-82	128	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	5,379	-5,368	-1,033	2,984	-1,545	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	26,122	28,678	14,930	62,440	6,094	-90%	-77%
Total Comprehensive Income attributable to parent Company	26,078	28,658	14,908	62,399	6,067	-90%	-77%
Total Comprehensive Income attributable to non-controlling interests	44	20	22	41	27	-34%	-

22

3Q23 Earnings Release

	MACRO Consolidated
QUARTERLY ANNUALIZED RATIOS	3Q22	4Q22	1Q23	2Q23	3Q23
Profitability & performance
Net interest margin	28.1%	32.7%	33.6%	38.3%	58.7%
Net interest margin adjusted (exc. FX)	22.5%	23.9%	24.4%	22.5%	18.8%
Net fee income ratio	7.2%	8.9%	8.4%	5.2%	5.5%
Efficiency ratio	25.8%	27.2%	25.5%	21.7%	22.4%
Net fee income as % of A&G Expenses	27.9%	32.7%	32.9%	23.9%	24.6%
Return on average assets	2.2%	3.3%	1.7%	6.1%	0.8%
Return on average equity	8.7%	13.6%	6.5%	24.8%	3.0%
Liquidity
Loans as a percentage of total deposits	45.2%	46.2%	47.7%	46.9%	57.4%
Liquid assets as a percentage of total deposits	90.0%	94.0%	97.0%	95.0%	99.0%
Capital
Total equity as a percentage of total assets	24.1%	24.5%	26.0%	23.4%	27.2%
Regulatory capital as % of APR	40.4%	39.9%	42.4%	36.0%	37.9%
Asset Quality
Allowances over total loans	2.0%	2.0%	2.1%	2.1%	2.0%
Non-performing financing as a percentage of total financing	1.3%	1.3%	1.4%	1.4%	1.4%
Coverage ratio w/allowances	153.0%	151.6%	145.2%	146.1%	133.9%
Cost of Risk	1.1%	1.8%	2.1%	2.7%	1.7%

	MACRO Consolidated
ACCUMULATED ANNUALIZED RATIOS	3Q22	4Q22	1Q23	2Q23	3Q23
Profitability & performance
Net interest margin	25.2%	27.1%	33.6%	35.9%	43.0%
Net interest margin adjusted (exc. FX)	22.1%	22.5%	24.4%	23.5%	22.0%
Net fee income ratio	10.3%	10.0%	8.4%	6.6%	6.2%
Efficiency ratio	29.1%	28.6%	25.5%	23.4%	23.0%
Net fee income as % of A&G Expenses	35.5%	34.8%	32.9%	28.2%	26.9%
Return on average assets	1.9%	2.3%	1.7%	3.9%	2.8%
Return on average equity	7.6%	9.2%	6.5%	15.5%	11.3%
Liquidity
Loans as a percentage of total deposits	45.2%	46.2%	47.7%	46.9%	57.4%
Liquid assets as a percentage of total deposits	90.0%	94.0%	97.0%	95.0%	99.0%
Capital
Total equity as a percentage of total assets	24.1%	24.5%	26.0%	23.4%	27.2%
Regulatory capital as % of APR	40.4%	39.9%	42.4%	36.0%	37.9%
Asset Quality
Allowances over total loans	2.0%	2.0%	2.1%	2.1%	2.0%
Non-performing financing as a percentage of total financing	1.3%	1.3%	1.4%	1.4%	1.4%
Coverage ratio w/allowances	153.0%	151.6%	145.2%	146.1%	133.9%
Cost of Risk	0.9%	1.1%	2.1%	2.4%	2.1%

23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 22, 2023

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer